# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Odysight.ai Inc., CIK 0001577445
CUSIP: 81063V204
Title of class of securities: Common Stock, par value $ 0.001 per share
Address of issuer's principal executive offices: 12 Abba Hillel Silver RD, Sasson Hugi To, Ramat Gan, Israel (L3), 5250606
Date of event which requires filing of this statement: 08/20/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-25-000570
Filed by CIK 0001639753

## Reporting persons
- Kranot Hishtalmut Le Morim Ve Gananot Havera Menahelet LTD: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 1,996,737; sole dispositive power 0; shared dispositive power 1,996,737; aggregate amount beneficially owned 1,996,737 (9.86% of the class)
  Comment: With regard to rows (6), (8), (9) and (11), the beneficial ownership of the securities reported herein is described in Item 4(a).
  
  Row (11) is Based on 20,244,405 Ordinary Shares outstanding as of August 25, 2026 (as reported by the issuer).
- Kranot Hishtalmut Le Morim Tichoniim Havera Menahelet LTD: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 1,996,737; sole dispositive power 0; shared dispositive power 1,996,737; aggregate amount beneficially owned 1,996,737 (9.86% of the class)
  Comment: With regard to rows (6), (8), (9) and (11), the beneficial ownership of the securities reported herein is described in Item 4(a).
  
  Row (11) is Based on 20,244,405 Ordinary Shares outstanding as of August 25, 2026 (as reported by the issuer).

## Item 1. Issuer
Name of issuer: Odysight.ai Inc.
Address of issuer's principal executive offices: 12 Abba Hillel Silver RD, Sasson Hugi Tower

## Item 2. Person Filing
Name of person filing:
Kranot Hishtalmut Le Morim Ve Gananot Hevera Menahelet Ltd.

Kranot Hishtalmut Le Morim Tichoniim Hevera Menahelet Ltd.
Address of principal business office or, if none, residence:
Kranot Hishtalmut Le Morim Ve Gananot Hevera Menahelet Ltd. - 8 Sderot Sha'ul HaMelech St., Tel Aviv 64733, Israel

Kranot Hishtalmut Le Morim Tichoniim Hevera Menahelet Ltd. - 8 Sderot Sha'ul HaMelech St., Tel Aviv 64733, Israel
Citizenship:
Kranot Hishtalmut Le Morim Ve Gananot Hevera Menahelet Ltd. - Israel

Kranot Hishtalmut Le Morim Tichoniim Hevera Menahelet Ltd. - Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See row 9 of cover page of each reporting person.

On August 20, 2026, the securities reported herein were beneficially owned as follows:

1,506,737 Ordinary Shares (representing 7.44% of the total Ordinary Shares outstanding) beneficially owned by mutual funds managed by Kranot Hishtalmut Le Morim Ve Gananot Hevera Menahelet Ltd. 490,000 Ordinary Shares (representing 2.42% of the total Ordinary Shares outstanding) beneficially owned by provident funds managed by Kranot Hishtalmut Le Morim Tichoniim Hevera Menahelet Ltd.

The securities reported herein are beneficially owned by Kranot Hishtalmut Le Morim Ve Gananot Hevera Menahelet Ltd. and Kranot Hishtalmut Le Morim Tichoniim Havera Menahelet Ltd. (the "Management Companies") which manages various education funds (referred to in Hebrew as "Kranot hishtalmut"). The Management Companies operate under independent management and make their own independent voting and investment decisions. Although the Management Companies uses third-party portfolio management services to make investment and voting decisions with regard to the securities held by such funds, it is filing this Form 13G for the sake of caution. Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the members of the education funds. This Statement shall not be construed as an admission by each of the Management Companies that it is the beneficial owner of any of the securities covered by this Statement, and each of the Management Companies disclaims beneficial ownership of any such securities.
Percent of class: See row 11 of cover page of each reporting person
Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person
Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above
Sole power to dispose or to direct the disposition: See row 7 of cover page of each reporting person
Shared power to dispose or to direct the disposition: See row 8 of cover page of each reporting person and note in Item 4(a) above

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement by and among the Reporting Persons, dated as of February 20, 2025 (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on February 20, 2025).

## Signatures
- Kranot Hishtalmut Le Morim Ve Gananot Havera Menahelet LTD: /s/ Donnie Calic, Joint Chief Executive Officer (08/31/2026)
- Kranot Hishtalmut Le Morim Ve Gananot Havera Menahelet LTD: /s/ Eyal Gabbai, Joint Chief Executive Officer (08/31/2026)
- Kranot Hishtalmut Le Morim Tichoniim Havera Menahelet LTD: /s/ Donnie Calic, Joint Chief Executive Officer (08/31/2026)
- Kranot Hishtalmut Le Morim Tichoniim Havera Menahelet LTD: /s/ Eyal Gabbai, Joint Chief Executive Officer (08/31/2026)